UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

Unit 18B Nailsworth Mills Estate, Avening Road,

Nailsworth, GL6 0BS, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 15, 2023, Captivision Inc., a Cayman Islands exempted company limited by shares (together with its consolidated subsidiaries, “Captivision” or the “Company”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of March 2, 2023, as amended as of June 16, 2023, July 7, 2023, July 18, 2023 and September 7, 2023, by and among the Company, GLAAM Co., Ltd., a corporation (chusik hoesa) organized under the laws of the Republic of Korea (“GLAAM”), Jaguar Global Growth Corporation I (“JGGC”), a Cayman Islands exempted company, and Jaguar Global Growth Korea Co., Ltd., a stock corporation (chusik hoesa) organized under the laws of the Republic of Korea and wholly owned direct subsidiary of JGGC. Upon consummation of the business combination, GLAAM became a wholly-owned direct subsidiary of Captivision.

Loan Refinancing

On November 28, 2023, GLAAM entered into a loan agreement with KEB Hana Bank (“KEB”) for an aggregate principal amount of approximately $4.2 million, with interest accruing at a floating rate equal to the 3 month CD rate (currently 3.84%) plus 2.08% (equating to a current total interest rate of 5.92% per annum) and a maturity date of November 28, 2026. This facility loan is secured by land and buildings owned by GLAAM.

Also on November 28, 2023, GLAAM entered into a separate loan agreement with KEB for an aggregate principal amount of approximately $1.1 million, with interest accruing at a floating rate equal to the 3 month CD rate (currently 3.84%) plus 1.76% (equating to a current total interest rate of 5.60% per annum) and a maturity date of November 28, 2024.

GLAAM used the proceeds to pay off the outstanding amount of principal loans of approximately $4.2 million and approximately $0.9 million obtained from Saemaeul Savings Bank (“Saemaeul”) and Kookmin Bank (“Kookmin”), respectively. Additionally, GLAAM repaid the accrued interest amounts and early payment fees to Saemaeul and Kookmin in the amount of approximately $72 thousand and approximately $4 thousand, respectively.

The foregoing descriptions of the loan agreements do not purport to be complete and are qualified in their entirety by reference to the full text of the loan agreements, copies of which are attached as Exhibits 10.1 and 10.2 to this Form 6-K and incorporated herein by reference.

Loan Extension

GLAAM is party to a certain loan agreement entered into with SBI Savings Bank (“SBI”) with a current outstanding principal amount of approximately $0.7 million, accruing interest at a rate of 7.1% per year. The SBI loan was originally scheduled to mature on December 5, 2023. However, on December 4, 2023, GLAAM and SBI entered into an extension agreement, pursuant to which GLAAM repaid $38 thousand of outstanding principal and the maturity date was extended by one year to December 5, 2024.

The foregoing descriptions of the extension agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the extension agreement, a copy of which is attached as Exhibit 10.3 to this Form 6-K and incorporated herein by reference.

Liquidity and Capital Resources

As part of the Company’s post-closing review of the business combination, it determined that certain of GLAAM’s short-term borrowing loan agreements covering balances of approximately $10.2 million were in default subsequent to June 30, 2023. GLAAM is currently in the process of negotiating loan modifications with the various lenders, including discussions relating to extensions of the respective maturities for the loans.

On December 4, 2023, GLAAM entered into an extension agreement with eight individual lenders and Yu Ha Asset, pursuant to which the maturity date was extended until December 29, 2023. The aggregate principal amount of these extended loans was approximately $3.1 million and $0.8 million, respectively.

On December 6, 2023 GLAAM obtained written consent from Whale Investment and Samsung Securities to extend the maturity of the loans provided. The maturity date for the loan from Whale Investment of approximately $3.5 million was extended to June 28, 2024. The maturity date for the loan from Samsung Securities of approximately $0.6 million was extended to June 28, 2024, and the interest rate was modified from 6% to 8% per annum. On the same date, GLAAM entered into an extension agreement with Ulmus with respect to the $0.2 million loan, extending the maturity date to June 28, 2024, and modifying the interest rate from 6% to 8% per annum.

In addition, GLAAM currently has an outstanding secured loan payable to UD 9th Securitization Specialty Co., Ltd., in an amount of approximately $1.7 million, accruing interest at a rate of 7.4% per annum. The loan matured on June 20, 2023 and an extension request has been denied. The creditor has verbally informed GLAAM of its intent to exercise its legal remedies against the collateral (the G-Frame manufacturing facility), but has not yet taken any enforcement action.

Finally, the Company determined that approximately $7.3 million in GLAAM current liabilities are past due as of the date of this communication. The balances include approximately $6.5 million in liabilities related to operations and approximately $0.9 million in liabilities related to payroll expenses.

The Company continues to evaluate all of its options, which could include refinancing or restructuring of its debt, selling assets, and/or seeking to raise additional capital through alternative financings or other sources of private capital.

EXHIBIT INDEX

Exhibit No.	Description

10.1*	Loan Agreement between the Company and KEB Hana Bank dated November 28, 2023.
10.2*	Loan Agreement between the Company and KEB Hana Bank dated November 28, 2023.
10.3*	Extension Agreement between the Company and SBI Savings Bank dated December 4, 2023.
10.4	Extension Agreement between the Company and Han Seongik dated December 4, 2023.
10.5	Extension Agreement between the Company and Lee Hojun dated December 4, 2023.
10.6	Extension Agreement between the Company and Lee Seongsoo dated December 4, 2023.
10.7	Extension Agreement between the Company and Yuha Asset Co., Ltd. dated December 4, 2023.
10.8	Extension Agreement between the Company and Park Yongjoo dated December 4, 2023.
10.9	Extension Agreement between the Company and Kim Jaeyun dated December 4, 2023.
10.10	Extension Agreement between the Company and Yong-Woo Kim dated December 4, 2023.
10.11	Extension Agreement between the Company and Yong-Woo Kim dated December 4, 2023.
10.12	Extension Agreement between the Company and Nam-In Kim dated December 4, 2023.
10.13	Extension Agreement between the Company and Kyeong-Sook Kim dated December 4, 2023.

* To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary Garrabrant
Name:	Gary Garrabrant
Title:	Executive Chairman

Date: December 12, 2023